Exhibit 1

KongZhong Corporation Reports Fourth Quarter 2014 Unaudited Financial Results

BEIJING, China - March 11, 2015 - Kong Zhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced its unaudited financial results for the fourth quarter of 2014 and full year 2014.

Fourth Quarter 2014 Financial Highlights

● Total revenues for the fourth quarter of 2014 increased 3.4% from the third quarter of 2014 and increased 43.5% from the same period last year to US$ 61.64 mn, exceeding the guidance range of US$ 59 mn to US$ 60 mn.

● Total gross profit was US$ 26.68 mn, an increase of 11.9% from the third quarter of 2014 and 22.8% from the same period last year, exceeding the guidance range of US$ 24 mn to US$ 25 mn.

● Net income was US$ 9.07 mn, diluted net income per American Depositary Shares ("ADS") was US$ 0.19, in line with the guidance range of US$ 9 mn to US$ 10 mn.

● Non-GAAP net income was US$ 10.05 mn. Non-GAAP diluted net income per ADS was US$ 0.22(Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”), in line with the guidance range of US$ 10 mn to US$ 11 mn.

● As of December 31 2014, the Company had US$ 188.20 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 4.06 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 42.4 mn short-term bank loan used to obtain US dollars to fund the one-time special dividend distributed in October 2014. The mark to fair value of the Company’s strategic stake in Ourgame was priced as of December 31, 2014 at HK$ 2.64 per ordinary share (or US$ 20.01 mn) compared to the HK$ 3.59 per share price as of March 10, 2015(or US$ 27.20 mn), and the Company reclassified the investment as available-for-sale securities.

Full Year 2014 Financial Highlights

● Total revenues were US$ 227.60 mn for the full year of 2014 compared to US$ 173.65 mn in 2013 representing 31.1% YoY growth. Of which Internet games revenues were US$ 118.10 mn in 2014 compared to US$ 93.79 mn in 2013 representing 25.9% YoY growth, Mobile games revenues were US$ 45.04 mn in 2014 compared to US$ 16.91 mn in 2013 representing 166.4% YoY growth and WVAS revenues were US$ 64.46 mn in 2014 compared to US$ 62.95 mn in 2013 representing 2.4% YoY growth.

● Full year gross margin was 43.2% compared to 44.5% in 2013. Of which Internet games gross margin was 48.0%, Mobile games gross margin was 49.0% and WVAS gross margin was 30.4%.

● Net income in 2014 was US$ 22.59 mn compared to US$ 20.66 mn in 2013, representing 9.3% YoY growth. Net income in 2014 included a $1.32 mn impairment loss on intangible assets and US$ 2.0 mn impairment loss on long-term investments.

● Non-GAAP net income was US$ 29.90 mn compared to 2013 full year Non-GAAP net income of US$ 28.87 mn, representing 3.6% YoY growth. (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

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The Company's Chairman and Chief Executive Officer, Leilei Wang said, "The Company reported stable cashflow performance while we returned capital to our shareholders in the form of a one-time special cash dividend in the fourth quarter of 2014. Looking towards 2015, we believe both our Internet and mobile game business are poised to see strong growth. In Internet games, we are actively working with our game development partners for the upcoming beta tests of the recently announced Guild Wars 2 expansion and the highly anticipated World of Warships as part of the War Sage series. In mobile games, we expect to increase the quantity of self-developed and licensed mobile games towards the middle of 2015 from current levels."

Business Highlights

●	Internet Game Business Highlights

Key games under operations highlights

➢	War Saga: World of Tanks is expected to be the primary contributor to Internet game revenues, supplemented by the 2nd War Saga game, World of Warplanes. World of Tanks is preparing to celebrate its 4th anniversary in China.
➢	ArenaNet: The developer of Guild Wars 2, announced the first expansion for the game, "Hearts of Thorns", on January 24th 2015 with first playable demos of the expansion in early March 2015 at PAX East, with closed beta testing expected to follow in the near future.

Internet game pipeline highlights

➢	World of Warships, the 3rd War Saga game, is expected to begin closed beta testing to Chinese players in 2Q15.
➢	The Chronicles of Dragon Wing, a newly licensed 3D Turn-based Tactical Battle Game, will begin closed beta testing in 2Q15.
➢	Auto Club Revolution, a free to play simulation auto racing game, will begin closed beta testing to Chinese players in 2Q15.
➢	Blitzkrieg 3, an asymmetric real time strategy military game, will undertake alpha testing to Chinese players in 2Q15.
➢	World of Tank Generals, a card based strategy cross platform military game, will begin its first alpha test to Chinese players in 2Q15.

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●	Mobile Game Business Highlights

1Q15 Overview

➢	No new mobile game launches with smartphone game revenues driven mainly by 5 main games under operation including (1) Rush Three Kingdoms (Three Kingdoms themed Real Time Strategy) (2) My Princess is Cutest (Puzzle / Card RPG) and (3) General Three Kingdoms (Mobile Battle RPG)

For 2Q15 and beyond, we have the following mobile games in our pipeline.

➢	Three Kingdoms themed 3D Action RPG from Chinese studio (Expected release 2Q15)
➢	Western Fantasy themed Card Battle Game from Chinese studio (Expected release 2Q15)
➢	Western Fantasy themed 3D mobile MOBA from Chinese studio (Expected release 2Q15)
➢	Tank Battle Action RPG from Korean studio (Expected release 2Q15)
➢	Western Fantasy themed 3D Action RPG co-development with Korean Studio 2nd half 2015 (Working name: Castle of Heroes)
➢	Three Kingdoms themed Side-scrolling Action RPG co-development with Korean Studio 2nd half 2015 (Working name: Three Heroes)
➢	Western Fantasy themed Real Time Strategy (RTS) and Tower Defense game (2Q15 or 3Q15)
➢	Kuiba 3D Action RPG (Expected release 2nd half 2015)
➢	At least 10 other mobile games under development internally, licensed or in discussions to license for 2nd half 2015 and 2016 release.

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	Three Months Ended
	December 31,	September 30,	December 31,
	2013	2014	2014
	US$ in thousands	US$ in thousands	US$ in thousands

Revenues	42,962	59,637	61,637
Internet Games	24,524	32,146	29,446
Mobile Games	4,882	11,285	15,178
WVAS	13,556	16,206	17,013

Cost of Revenue	21,246	35,809	34,962
Internet Games	10,873	17,353	15,892
Mobile Games	1,436	5,846	7,148
WVAS	8,937	12,610	11,922

Gross Profit	21,716	23,828	26,675
Internet Games	13,651	14,793	13,554
Mobile Games	3,446	5,439	8,030
WVAS	4,619	3,596	5,091

Gross Margin	51%	40%	43%
Internet Games	56%	46%	46%
Mobile Games	71%	48%	53%
WVAS	34%	22%	30%

Revenues

Total revenues for the fourth quarter of 2014 were US$ 61.64 mn, a 3.4% increase from the third quarter of 2014 and 43.5% increase from the same period last year.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 29.45 mn in the fourth quarter of 2014, an increase of 20.1% from the same period of last year but a 8.4% QoQ decline, as although World of Tanks demonstrated continued stable performance, user activity and purchases in Guild Wars 2 and World of Warplanes declined. We expect performance and player purchases in Guild Wars 2 to remain moderated until the release of the upcoming expansion pack.

For the fourth quarter of 2014, mainland China online game operations achieved average monthly active users (“MAUs”) of 1.8 mn and aggregated monthly paying accounts (“APAs”) of 327k with monthly average revenue per user (“ARPU”) of RMB 185.

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	Three Months Ended
	December 31, 2013		September 30, 2014		December 31, 2014
MAU	1,641	k	2,207	k	1,840	k
APA	271	k	343	k	327	k
ARPU	183		193		185

Internet game revenues made up 47.8% of total revenues in the fourth quarter of 2014.

Mobile Games Revenues

Total mobile game revenues were US$ 15.18 mn, a 34.5% increase from the third quarter of 2014 and 210.9% increase from the same period of last year. The increase in mobile game revenues was due to the release of self-developed and licensed games on the iOS and Android smartphone platforms in the Chinese domestic market.

Total mobile game revenues made up 24.6% of total revenues in the third quarter of 2014.

WVAS Revenues

WVAS revenues were US$ 17.01 mn, a 5.0% increase from the third quarter of 2014 and 25.5% increase from the same period of last year.

WVAS made up 27.6% of total revenues in the fourth quarter of 2014.

Gross Profit

Total gross profit for the fourth quarter of 2014 was US$ 26.68 mn, an 11.9% increase from the third quarter of 2014 and 22.8% from the same period last year.

Total gross margin was 43.3% in the fourth quarter of 2014.

Internet Game Gross Profit

Internet game gross profit was US$ 13.55 mn, an 8.4% decrease from the third quarter of 2014 but flat compared to the same period last year. Internet game gross margin was 46.0% compared to 46.0% in the third quarter of 2014.

Mobile Game Gross Profit

Mobile games gross profit was US$ 8.03 mn, a 47.6% increase from the third quarter of 2014 and a 133.0% increased from the same period last year. Mobile games gross margin was 52.9% compared to 48.2% in the third quarter of 2014.

WVAS Gross Profit

WVAS gross profit was US$ 5.09 mn, a 41.6% increase from the third quarter of 2014 and 10.2% increase from the same period last year. WVAS gross margin was 29.9% compared to 22.2% in the third quarter of 2014.

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Operating Expenses

Total operating expenses in the fourth quarter of 2014 were US$ 19.40 mn compared to US$ 21.11 mn which included US$ 1.32 mn impairment on intangible assets in the third quarter of 2014.

Product development expenses in the fourth quarter of 2014 were US$ 6.08 mn compared to US$ 6.58 mn in the third quarter of 2014.

Sales and marketing expenses in the fourth quarter of 2014 were US$ 9.08 mn compared to US$ 10.70 mn in the third quarter of 2014. Sales and marketing expenses moderated compared to prior period levels as we had no new major Internet game launches in the fourth quarter.

General and administrative expenses in the fourth quarter of 2014 were US$ 4.24 mn compared to US$ 2.50 mn in the third quarter of 2014. The increase in G&A was due to increase in consulting fees related to recent strategic investments, minor allocations to bad debt provision in our WVAS business and an increase in office expenses in 4Q14.

The Company’s total headcount in the fourth quarter of 2014 was stable at 1,091 staff compared to 1,151 staff at the end of the third quarter of 2014.

Earnings

US GAAP net income and diluted income per ADS were US$ 9.07 mn and US$ 0.19, respectively. Non-GAAP net income and diluted income per ADS were US$ 10.05 mn and US$ 0.22, respectively.

Total ADS on a diluted basis outstanding during the fourth quarter of 2014 were 46.59 mn, compared to 46.64 mn outstanding during the third quarter of 2014.

For the purpose of earnings per share calculation	Number during three months ended September 30, 2014	Number during three months ended December 31, 2014
ADS (in mns)	45.56	46.34
Add: Dilution impact from options and nonvested shares	0.46	0.25
Warrants issued to business partners	0.62	0.00
ADS on diluted basis	46.64	46.59

Balance Sheet

As of December 31, 2014, the Company had US$ 188.20 mn in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash or US$ 4.06 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities, available-for-sale securities and restricted cash, net of a US$ 42.4 mn short-term loan used to obtain US dollars to fund the one-time special dividend distributed in October 2014. The mark to market value of the Company’s strategic stake in Ourgame was priced as of December 31, 2014 at HK$ 2.64 per ordinary share compared (or US$ 20.01 mn) compared to the HK$ 3.59 per share price as of March 10, 2015 (or US$ 27.20 mn).

The Company’s strategic investment in Forgame Holdings Limited (Stock code: 00484.HK) was closed on January 23, 2015 and was funded from working capital.

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Business Outlook (For the first quarter ending March 31, 2015)

The Company expects total revenues for the first quarter of 2015 to be within the range of US$ 46 mn to US$ 47 mn. The Company expects total gross profit to be within the range of US$ 17 mn to US$ 18 mn. We expect net income to be around US$ 4 mn and Non-GAAP net income is expected to be around US$ 5 mn.

Conference Call

KongZhong’s management will hold a conference call and webcast to discuss the results at 7:30 PM Eastern Daylight Time (EDT) on Wednesday, March 11, 2015 (7:30 AM Beijing/Hong Kong time, Thursday, March 12, 2015)

The conference call will be available live via webcast on the Investor Relations section of KongZhong’s website at http://ir.kongzhong.com. The archive replay will be available on the website shortly after the call.

The Company welcomes all interested parties to participate in the live conference call. The dial-in details are as below:

- U.S. Toll Free Dial-in Number: +1 866 519 4004

- U.S. Dial-in Number: +1 845 675 0437

- Hong Kong Toll Free Dial-in Number: 800 906 601

- Hong Kong Dial-in Number: +852 30186771

- Mainland China Dial-in Number: 800 819 0121, 400 620 8038

- International Dial-in Number: +65 6723 9381

Passcode: 8036 5830

The live conference call via webcast and archive replay will be available on the Investor Relations section of KongZhong's website athttp://ir.kongzhong.com.

A dial-in replay of the conference call will be available until March 19, 2015:

- U.S. Toll Free Dial-in Number: +1 855 452 5696

- U.S. Dial-in Number: +1 646 254 3697

- Hong Kong Toll Free Dial-in Number: 800 963 117

- Hong Kong Dial-in Number: +852 3051 2780

- Mainland China Dial-in Number: 800 870 0206, 400 602 2065

- International Dial-in Number: +61 2 8199 0299

Passcode: 8036 5830

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About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Liddy Li

Investor Relations

Tel.: (+86-10) 8857.6000

E-mail:ir@kongzhong.com

Media Contact

Xingran Chen

Public Relations

Tel.: (+86-10) 8857.6000

E-mail:chenxingran@kongzhong.com

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Three Months Ended
	December 31,	September 30,	December 31,
	2013	2014	2014

Revenues	42,962	59,637	61,637
Cost of revenues	21,246	35,809	34,962

Gross profit	21,716	23,828	26,675
Operating expenses
Product development	6,819	6,580	6,083
Sales and marketing	6,520	10,702	9,076
General and administrative	2,356	2,502	4,236
Impairment loss on intangible assets	-	1,323	-
Total operating expenses	15,695	21,107	19,395
Government subsidy	1,371	198	480
Income from operations	7,392	2,919	7,760
Interest income	2,170	2,835	1,891
Interest expense	-	-	(176)
Impairment loss on cost method investment	-	(2,000)	-
Imputed interest on long-term liabilities	(150)	(150)	(150)
Exchange gain	898	8	385
Income before tax expense	10,310	3,612	9,710
Income tax expense	284	109	641
Net income	10,026	3,503	9,069
Earnings per ADS, basic	0.22	0.08	0.20
Earnings per ADS, diluted	0.21	0.08	0.19
Weighted average ADS outstanding (million)	45.32	45.56	46.34
Weighted average ADS used in diluted EPS calculation (million)	46.85	46.64	46.59
Net income	10,026	3,503	9,069
Other comprehensive income (loss)	2,043	2,079	(7,873)
Total comprehensive income	12,069	5,582	1,196

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(Unaudited, US$ in thousands, except per share and share data)

	Twelve Months Ended
	December 31,	December 31,
	2013	2013

Revenues	173,654	227,596

Cost of revenues	96,400	129,279

Gross profit	77,254	98,317

Operating expenses
Product development	26,402	25,107
Sales and marketing	26,674	42,523
General and administrative	8,976	12,565
Impairment loss on intangible assets	1,562	1,323
Total operating expenses	63,614	81,518

Government subsidy	2,176	1,139

Income from operations	15,816	17,938

Interest income	6,764	8,865
Interest expense	(93)	(295)
Impairment loss on cost method investment	(2,000)	(2,000)
Imputed interest on long-term liabilities	(600)	(600)
Exchange gain (loss)	1,487	(272)
Income before tax expense	21,374	23,636
Income tax expense	712	1,048
Net income	20,662	22,588

Earnings per ADS, basic	0.48	0.49
Earnings per ADS, diluted	0.47	0.48
Weighted average ADS outstanding (million)	42.87	45.70
Weighted average ADS used in diluted EPS calculation (million)	43.79	46.89
Net income	20,662	22,588
Other comprehensive income	8,945	1,968
Total comprehensive income	29,607	24,556

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KongZhong Corporation

 Condensed Consolidated Balance Sheets

(Unaudited, US$ in thousands)

	As of December 31,	As of September 30,	As of December 31,
	2013	2014	2014
Assets
Current assets
Cash and cash equivalents	123,428	114,654	105,093
Term deposits	4,449	2,781	16,907
Available-for-sale securities	-	30,447	20,014
Held-to-maturity securities	51,866	48,297	24,359
Accounts receivable (net)	17,231	24,805	30,244
Restricted cash	-	-	53,376
Other current assets	7,762	10,195	19,070
Total current assets	204,736	231,179	269,063
Non-current assets
Rental deposits	796	1,321	1,445
Intangible assets (net)	78,727	60,507	55,510
Property and equipment (net)	5,843	6,402	5,659
Long-term investments	2,000	-	-
Goodwill	90,267	89,524	90,019
Restricted cash	36,871	36,571	10,885
Total non-current assets	214,504	194,325	163,518
Total assets	419,240	425,504	432,581

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $39,488, $31,140 and $31,546 as of December 31, 2013, September 30, 2014 and December 31, 2014, respectively)	39,514	31,581	31,600
Short-term bank loan (including short-term bank loan of the consolidated VIE without recourse to KongZhong Corporation of $nil, $nil and $nil as of December 31, 2013, September 30, 2014 and December 31, 2014, respectively)	-	-	42,429
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $2,262, $9,445 and $4,622 as of December 31, 2013, September 30, 2014 and December 31, 2014, respectively)	2,262	9,475	4,652
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $15,760, $12,582 and $14,693 as of December 31, 2013, September 30, 2014 and December 31, 2014, respectively)	25,595	18,494	22,110
Total current liabilities	67,371	59,550	100,791
Non-current Liabilities
Other long-term liabilities (including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of $19,260, $9,710 and $9,860 as of December 31, 2013, September 30, 2014 and December 31, 2014, respectively)	19,260	9,710	9,860
Total liabilities	86,631	69,260	110,651
Shareholders’ equity	332,609	356,244	321,930
Total liabilities and shareholders’ equity	419,240	425,504	432,581

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited, US$ in thousands)

	Twelve Months Ended
	December 31,	December 31,
	2013	2014
Cash Flows From Operating Activities
Net income	20,662	22,588
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,988	21,523
Loss (gain) on disposal of property and equipment	31	(7)
Provision for bad debt	342	317
Imputed interest on long-term liabilities	600	600
Impairment loss on cost method investment	2,000	2,000
Impairment loss on intangible assets	1,813	1,323
Share-based compensation	1,574	1,548
Changes in operating assets and liabilities	3,720	(18,823)
Net Cash Provided by Operating Activities	35,730	31,069

Cash Flows From Investing Activities
Purchase of intangible assets	(1,565)	(98)
Purchase of term deposits	(20,824)	(18,521)
Proceeds from disposal of term deposits	16,711	6,078
Long-term investment	-	(16,380)
Purchase of held-to-maturity securities	(259,537)	(191,038)
Proceeds from disposal of held-to-maturity securities	226,240	218,358
Proceeds from disposal of property and equipment	-	7
Purchase of property and equipment	(4,969)	(3,122)
Release of restricted cash	-	15,000
Addition of restricted cash	-	(42,402)
Net Cash Used in Investing Activities	(43,944)	(32,118)

Cash Flows From Financing Activities
Proceeds from exercise of employee stock options	849	437
Deferred payments for acquisition of business	(3,000)	(2,881)
Deferred payments for intangible assets	(6,588)	(21,828)
Repurchase of ordinary shares	(10,124)	(12)
Proceeds from exercise of warrants	27,820	5,940
Proceeds from bank borrowing	9,000	42,429
Repayment of bank borrowing	(9,000)	-
Dividends paid to shareholders	-	(40,999)
Net Cash Provided by (Used in) Financing Activities	8,957	(16,914)

Effect of foreign exchange rate changes	1,990	(372)

Net increase (decrease) in Cash and Cash Equivalents	2,733	(18,335)
Cash and Cash Equivalents, Beginning of Period	120,695	123,428
Cash and Cash Equivalents, End of Period	123,428	105,093

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Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, imputed interest on long-term liabilities, impairment loss on cost method investment and intangible assets, as well as is adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

(US$ in thousands, except per share and share data)

	Three Months Ended
	December 31,	September 30,	December 31,
	2013	2014	2014
GAAP net income	10,026	3,503	9,069
Share-based compensation	290	217	230
Impairment loss on cost method investment	-	2,000	-
Impairment loss on intangible assets	-	1,323	-
Imputed interest on long-term liabilities	150	150	150
Amortization of intangibles	187	599	600
Non-GAAP net income	10,653	7,792	10,049
Weighted average ADS used in diluted EPS calculation (million)	46.85	46.64	46.59
Non-GAAP diluted net income per ADS	0.23	0.17	0.22

	Twelve Months Ended
	December 31,	December 31,
	2013	2014
GAAP net income	20,662	22,588
Share-based compensation	1,574	1,548
Impairment loss on cost method investment	2,000	2,000
Impairment loss on intangible assets	1,562	1,323
Imputed interest on long-term liabilities	600	600
Amortization of intangibles	2,475	1,841
Non-GAAP net income	28,873	29,900
Weighted average ADS used in diluted EPS calculation (million)	43.79	46.89
Non-GAAP diluted net income per ADS	0.66	0.64

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